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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


Form 10-QSB                                          SEC FILE NUMBER
For the quarterly period ended June 30, 2000         0-12969


PART I

Full Name of Registrant
TOUCHSTONE SOFTWARE CORPORATION

Address of Principal Executive Office (Street and Number)
1538 TURNPIKE STREET

City, State and Zip Code
NORTH ANDOVER, MASSACHUSETTS   01845

PART II - RULES 12b-25(b) AND (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

On July 28, 2000, Touchstone Software Corporation (the "Company") entered into a definitive asset sale agreement with Smith Micro Software, Inc. (Nasdaq NMS:
SMSI) whereby the Company has agreed to sell its CheckIt(R) software line. With the assistance of its outside accountants, the Company is still in the process of analyzing the impact of this transaction on the Company's financial position and results of operations. Therefore, as a result of the above activities, the Company has been unable to gather the information to be included in the Form 10-QSB in a timely manner without unreasonable effort or expense.


PART IV - OTHER INFORMATION


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(1)  Name and telephone number of person to contact in regard to this notification.

     Christopher J. Gaudette                              978-686-6468


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                             [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ] Yes  [X] No


                        TOUCHSTONE SOFTWARE CORPORATION
                        -------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2000                  By: /s/ Christopher J. Gaudette
                                           ----------------------------
                                       Christopher J. Gaudette
                                       Controller, Principal Accounting Officer
                                       Assistant Secretary